December 4, 2009

Dale Welcome

John Cash

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, DC 20549-7010

Re:	Geospatial Holdings, Inc.
Form 10-K/A for the Fiscal Year Ended December 31, 2008
File No. 333-04066

Dear Mr. Welcome and Mr. Cash:

Enclosed please find our response to the comments of the staff of the Commission set forth in your letter dated October 30, 2009 with respect to Geospatial Holdings Inc. (the “Company”). This response addresses comments to the Form 10-K/A for the fiscal year ended December 31, 2008.

Set forth below are our detailed responses to the comments raised in the comment letters.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

December 4, 2009

Comment 1:

Item 7. Management’s Discussion and Analysis of Financial Condition of Results of Operation, page 19

Liquidity and Capital Resources, page 20

We appreciate your response to prior comment 1 of our comment letter dated September 11, 2009 and the additional disclosure provided in Amendment 2 to Form 10-K. In your future Exchange Act filings, please specifically address whether your actions/plans will enable you to finance your operations through the next twelve months from the date of the financial statements being reported upon.

Response 1: In response to your comment, the Company has revised the “Liquidity and Capital Resources” discussion to include the following statement:

We believe that our actions and planned actions will enable us to finance our operations beyond December 31, 2009.

Comment 2:

Application of Critical Accounting Policies, page 21

Impairment Assessment of Intangible Asset, page 22

We note your response to prior comment 2 and your additional disclosure in Amendment 2 to Form 10-K. If you have determined that the estimated fair value of your intangible assets is not substantially in excess of their carrying value, please provide the following disclosures in future filings:

•	The percentage by which fair value exceeds carrying value as of the most recent impairment test.
•	A discussion of the uncertainties associated with each key assumption.
•	A discussion of any other potential events and/or circumstances that could have a negative effect on estimated fair value.

Alternatively, if you have determined that the estimated fair values of these assets substantially exceed their carrying values, please disclose this determination. In addition, we note that you intend to refer to experts. Please revise your disclosures to either identify each expert or delete your reference to them. We remind you that if you identify and refer to an expert, you must file their consent as an exhibit in a registration statement. Refer to Section 436(b) of Regulation C. In addition, if you choose to continue to reference these experts, please expand your disclosure to more specifically describe the nature of their assistance.

Response 2: In response to your comment, the Company has deleted the reference to an expert in the “Application of Critical Accounting Policies – Impairment Assessment of Intangible Asset” section. In addition, the Company has revised this section to clarify that as of December 31, 2008, the estimated fair value of our intangible assets substantially exceeded our investment in our intangible assets. The revised section includes the following disclosure:

December 4, 2009

Impairment Assessment of Intangible Assets. Intangible assets consist of exclusive and perpetual license rights to the patent pending DuctRunner Smart Probe™ technology. We license the technology from Reduct NV, a Belgian company, the developer of the technology, under an Exclusive License and Distribution Agreement, as amended from time to time, that provides us with exclusive control rights to the DuctRunner Smart Probe™ technology throughout the continents of North America, South America, and Australia. We recorded an intangible asset of $1,367,000 upon use of the license. In addition to the license fees, we are required to make minimum purchases of Smart Probes™. If the minimum purchase requirements are not met, the exclusivity portion of the license agreement with Reduct NV becomes void, and our investment in the license rights would become impaired.

The license rights have an indefinite useful life. Accordingly, the rights are not amortized under accounting principles generally accepted in the United States. We test the carrying value of the license rights annually for impairment, and review their useful life. Should the license rights be determined to be impaired, the value of the asset will be written down, and a loss recognized in the period in which the asset’s recorded value exceeds its fair value. In our test for impairment, we determine the fair value of the license rights based on a five-year projection of future cash flows, which is updated annually based on management’s projections.

In our review of the license rights for the year ended December 31, 2008, we determined that the estimated fair value of those assets substantially exceeded our $1,367,000 investment in our intangible assets, and therefore, the value of the license rights was not impaired. If our current estimate of future cash flows from our license fees had been 10% lower, those cash flows would not have been less than the reported amount of intangible assets. If we had been required to recognize an impairment loss on our intangible assets, our liquidity and capital resources would not have been affected.

Thank you for you comments. We hope that these updated disclosures have adequately addressed your concerns. Please let us know if you have additional questions.

Very truly yours,

/s/ Maureen E. Lane

Maureen E. Lane